United States securities and exchange commission logo





                              September 3, 2020

       William Dockman
       Chief Financial Officer
       W R GRACE & CO
       7500 Grace Drive
       Columbia, ND 21044-4098

                                                        Re: W R GRACE & CO
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No: 1-13953

       Dear Mr. Dockman:

              We have reviewed your August 11, 2020, response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       Note 10. Commitments and Contingent Liabilities
       Other Legacy Matters, page 95

   1. We note your response to prior comment 1 from our letter dated July 23, 2020. You indicate that the dam
and spillway (KDID) was built proactively to prevent environmental contamination, not in
response to any environmental remediation obligation. You further note that the KDID is
regulated by the Montana Department of Natural Resources and
                                                        Conservation (DNRC) and
the permit issued in March 2019 requires that you complete
                                                        construction of a new
spillway before the permit is further renewed in five years. Please clarify if you are
legally obligated to operate the KDID. If so, please fully explain this obligation. If not,
please address the following to explain why it was appropriate to accrue for the future costs of
construction under CON 6:

                                                              More fully
explain why the issuance of the March 2019 permit created a current
 William Dockman
W R GRACE & CO
September 3, 2020
Page 2
              liability to reconstruct the KDID. Specifically, address how you determined a present obligation to reconstruct the KDID existed if you are not under any contractual obligation to operate the KDID; and
                Clarify whether you are legally obligated to renew the March 2019 permit in five years if you chose to no longer operate the KDID.


       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or,
Jeanne
Baker, Staff Accountant, at (202)551-3691 or Terence O'Brien, Accounting Branch Chief, at
(202)551-3355 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWilliam Dockman                             Sincerely,
Comapany NameW R GRACE & CO
                                                              Division of
Corporation Finance
September 3, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName